MPM Technologies, Inc.
222 W. Mission Ave., Suite 30
Spokane, WA 99201  USA
Tel:  (509) 326-3443  Fax:  (509) 326-3228

August 31, 2005


Mr. Ryan Milne
Securities & Exchange Commission
Washington, DC 20549-7010


RE: File No. 000-14910


Dear Mr. Milne:

Pursuant to our telephone conversation earlier today, I am confirming that the company will by September 7, 2005 respond to comments requested of the company in a letter from the commission dated August 17, 2005.

Sincerely,

Robert D. Little
Corporate Secretary



cc:  Michael J. Luciano, CEO & Chairman
       Glen Hjort, CFO